UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Micronetics, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

595125105

(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 210

Orlando, FL 32819

(407) 909-8015

With a copy to:

Bradley L. Finkelstein

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13D

CUSIP No. 595125105
(1)	NAMES OF REPORTING PERSONS Vintage Partners, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 449,613 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 449,613 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 449,613 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*	Percentage calculated based on 4,561,135 shares of common stock, par value $.01 per share, outstanding as of August 4, 2011, as reported in the Form 10-Q for the quarterly period ended July 2, 2011 of Micronetics, Inc.

13D

CUSIP No. 595125105
(1)	NAMES OF REPORTING PERSONS Vintage Partners GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 449,613 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 449,613 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 449,613 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*	Percentage calculated based on 4,561,135 shares of common stock, par value $.01 per share, outstanding as of August 4, 2011, as reported in the Form 10-Q for the quarterly period ended July 2, 2011 of Micronetics, Inc.

13D

CUSIP No. 595125105
(1)	NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 449,613 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 449,613 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 449,613 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*	Percentage calculated based on 4,561,135 shares of common stock, par value $.01 per share, outstanding as of August 4, 2011, as reported in the Form 10-Q for the quarterly period ended July 2, 2011 of Micronetics, Inc.

13D

CUSIP No. 595125105
(1)	NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 449,613 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 449,613 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 449,613 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*	Percentage calculated based on 4,561,135 shares of common stock, par value $.01 per share, outstanding as of August 4, 2011, as reported in the Form 10-Q for the quarterly period ended July 2, 2011 of Micronetics, Inc.

13D

CUSIP No. 595125105
(1)	NAMES OF REPORTING PERSONS Brian R. Kahn
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 449,613 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 449,613 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 449,613 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*	Percentage calculated based on 4,561,135 shares of common stock, par value $.01 per share, outstanding as of August 4, 2011, as reported in the Form 10-Q for the quarterly period ended July 2, 2011 of Micronetics, Inc.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on August 12, 2011, as amended on September 19, 2011 (the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Items 3, 5 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock to which this Statement relates were purchased by Vintage Partners using its investment capital. The aggregate purchase price of the 449,613, shares of Common Stock acquired by Vintage Partners was approximately $2,311,000 (including brokerage commissions and transaction costs).

Item 5. Interest in Securities of the Issuer.

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. The number and percentage of shares of Common Stock to which this Statement relates is 449,613 shares, constituting approximately 9.9% of the 4,561,135 shares of Common Stock outstanding as of August 4, 2011, as reported in the Form 10-Q for the quarterly period ended July 2, 2011 of the Issuer. All such shares are owned beneficially and directly by Vintage Partners.

Vintage GP, as the general partner of Vintage Partners, has the power to direct the voting and disposition of the shares of Common Stock that Vintage Partners owns beneficially and directly, and accordingly may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of the shares of Common Stock owned beneficially and directly by Vintage Partners. Vintage GP disclaims beneficial ownership of such shares for all other purposes.

Vintage Capital, as the investment manager of Vintage Partners, has the power to direct the voting and disposition of the shares of Common Stock that Vintage Partners owns beneficially and directly, and accordingly may be deemed to be the beneficial owner of the shares of Common Stock owned beneficially and directly by Vintage Partners. Vintage Capital disclaims beneficial ownership of such shares for all other purposes.

Kahn Capital, as the initial member and majority owner of each of Vintage GP and Vintage Capital, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock that Vintage Partners owns beneficially and directly, and may be deemed to be the beneficial owner of the shares of Common Stock owned beneficially and directly by Vintage Partners. Kahn Capital disclaims beneficial ownership of such shares for all other purposes.

Mr. Kahn, as the manager of each of Vintage GP, Vintage Capital and Kahn Capital, has the power to direct the voting and disposition of the shares of Common Stock that Vintage Partners owns beneficially and directly, and accordingly may be deemed to be the beneficial owner of the shares of Common Stock owned beneficially and directly by Vintage Partners. Mr. Kahn disclaims beneficial ownership of such shares for all other purposes.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

(c) Except as set forth in Schedule A, which is incorporated herein by reference, none of the Reporting Persons has effected any transactions in the Common Stock since the filing of the Schedule 13D.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description
1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2011

VINTAGE PARTNERS, L.P.

By:	Vintage Partners GP, LLC, its General Partner

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

VINTAGE PARTNERS GP, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

/s/ Brian R. Kahn
Brian R. Kahn

Schedule A

Transactions by the Reporting Persons Since the Filing of the Schedule 13D

Beneficial Ownership	Transaction Date		Purchase or Sale	Quantity	Price per Share (excluding commission)	How Effected
Vintage Partners, L.P.	09/19/11	*	Purchase	5,800	6.2907	Open Market
Vintage Partners, L.P.	09/21/11		Purchase	4,018	6.3616	Open Market
Vintage Partners, L.P.	09/22/11		Purchase	3,801	5.9091	Open Market
Vintage Partners, L.P.	09/27/11		Purchase	2,242	5.6998	Open Market
Vintage Partners, L.P.	09/28/11		Purchase	29,233	6.0092	Open Market
Vintage Partners, L.P.	10/05/11		Purchase	500	5.7400	Open Market
Vintage Partners, L.P.	10/06/11		Purchase	1,100	5.6918	Open Market
Vintage Partners, L.P.	10/07/11		Purchase	400	5.7100	Open Market
Vintage Partners, L.P.	10/10/11		Purchase	1,370	5.8600	Open Market
Vintage Partners, L.P.	10/14/11		Purchase	900	5.7411	Open Market
Vintage Partners, L.P.	10/17/11		Purchase	12,400	5.8230	Open Market
Vintage Partners, L.P.	10/18/11		Purchase	2,004	5.9171	Open Market

*	This transaction is restated in this Schedule A solely for the purpose of correcting the price per share.

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree (i) to the joint filing, on behalf of each of them, of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.01 per share, of Micronetics, Inc., a Delaware corporation; and (ii) that this agreement be included as Exhibit 1 to such joint filing. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

[Execution page follows.]

IN WITNESS WHEREOF, the undersigned have executed this agreement.

Dated: October 18, 2011

VINTAGE PARTNERS, L.P.

By:	Vintage Partners GP, LLC, its General Partner

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

VINTAGE PARTNERS GP, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

/s/ Brian R. Kahn
Brian R. Kahn